FOR IMMEDIATE RELEASE	January 7, 2016

Micromem: Update

Toronto, New York, January 7, 2016: Micromem Technologies Inc. (“Micromem”) (“the Company”) (CSE: MRM, OTCQX: MMTIF) through its wholly owned subsidiary Micromem Applied Sensor Technologies Inc. (MAST), is pleased to announce that it has received a payment of USD $193,901 from its American oil company client (the “Client”). This amount represents final approval of the last series of tests demonstrating the Interwell Tracer Technology and closes off the development phase of that contract. The successful demonstration of a complex technology that was developed from concept to the satisfaction of a partner of this caliber is a great achievement.

Micromem is awaiting approval for a proposal submitted to the Client to commence the next phase. The next phase includes delivery of the logistical plan and a field ready Interwell Tracer unit, as well as a deployment plan for 2,000 units over 4 years at an approximate installed sale price of $100,000 USD per unit.

As previously announced December 17th, 2015 the Company received an order for its LIBS units (the “Units) for a total value of USD $168,000. The Company is pleased to update the partner has increased that order an additional USD $82,000 for a total of USD $250,000. This order represents sales and will be recorded as revenue by the Company. The Units are being used for demonstration purposes by the partner to their clients.

About Micromem and MASTInc

MASTInc is a wholly owned U.S.-based subsidiary of Micromem Technologies Inc., a publicly traded (OTC QX: MMTIF, CSE: MRM) company. MASTInc analyzes specific industry sectors to create intelligent game-changing applications that address unmet market needs. By leveraging its expertise and experience with sophisticated magnetic sensor applications, MASTInc successfully powers the development and implementation of innovative solutions for oil & gas, utilities, automotive, healthcare, government, information technology, manufacturing, and other industries. Visit www.micromeminc.com www.mastinc.com.

Safe Harbor Statement

This press release contains forward-looking statements. Such forward-looking statements are subject to a number of risks, assumptions and uncertainties that could cause the Company’s actual results to differ materially from those projected in such forward-looking statements. In particular, factors that could cause actual results to differ materially from those in forward looking statements include: our inability to obtain additional financing on acceptable terms; risk that our products and services will not gain widespread market acceptance; continued consumer adoption of digital technology; inability to compete with others who provide comparable products; the failure of our technology; the infringement of our technology with proprietary rights of third parties; inability to respond to consumer and technological demands; inability to replace significant customers; seasonal nature of our business; and other risks detailed in our filings with the Securities and Exchange Commission. Forward-looking statements speak only as of the date made and are not guarantees of future performance. We undertake no obligation to publicly update or revise any forward-looking statements. When used in this document, the words “believe,” “expect,” “anticipate,” “estimate,” “project,” “plan,” “should,” “intend,” “may,” “will,” “would,” “potential,” and similar expressions may be used to identify forward-looking statements.

The CSE or any other securities regulatory authority has not reviewed and does not accept responsibility for the adequacy or accuracy of this press release that has been prepared by management.

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Listing: NASD OTC-QX - Symbol: MMTIF
                CSE - Symbol: MRM
Shares issued: 197,176,368
SEC File No: 0-26005
Investor Contact: info@micromeminc.com; Tel. 416-364-2023
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